September 9, 2008
Tabatha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

RE:  File No. 000-16867

Dear Ms. Akins:

This letter is being sent in response to our telephone conversation on August 29, 2008 regarding additional comments to an original comment letter dated July 24, 2008 to our Company regarding our Form 10K filing for December 31, 2007 and Form 10Q filing for March 31, 2008.  Below, we have included your additional comments and our response to those comments.  We have attempted to key our responses to each inquiry in the same order as our conversation.

Additional Comment:  Prior comment #3.  Revise disclosure.

Response:  We are amending our Form 10K filing to revise the disclosure.  Below is the changed text for the referenced paragraph.  The amendments are included in our proposed Form 10K/A-1 filing.

UTG, Inc
(UTG)
20-2907892 DE
100%
Roosevelt Equity Corporation
(REC)
37-0949882 DE
100%
Universal Guaranty Life Insurance Company
(UG)
70130
31-0727974 OH
100%
Stanford Wilderness Road, LLC
(SWR)
20-3705703 KY
64%
HPG Acquisitions, LLC
(HPG)
TX
73%
100%
Cumberland Woodlands, LLC
(CW)
26-1700910 KY
ACAP Corporation
(ACAP)
25-1489730 DE
51%
RLF Lexington Properties, LLC
(Lexington)
CO
100%
American Capitol Insurance Company
(AC)
60291
74-1219404 TX
100%
100%
Imperial Plan, Inc
(Imperial Plan)
76-0293391 TX
Texas Imperial Life Insurance Company
(TI)
99449
74-2151052 TX

Form 10-Q for the three months ended March 31, 2008

Additional comment:  Expand disclosure to provide more robust discussion of assumptions used to determine fair value of Level 3 assets.  Specifically, elaborate on pricing models used and their application with regard to your securities as well as any changes in valuation techniques used.  In addition, discuss how you validate the techniques or models used.

Response:  After evaluating SFAS 157 further, it was determined our original response was incorrect.  Specifically, it was determined that the Company does not currently apply fair value measurements to items that would be classified as Level 3, which we incorrectly included in our first response.  The Company does not have financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.  As such, our revised disclosure required by SFAS 157 is as follows and is included in our proposed first quarter Form 10Q/A-1 filing:

10.	FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted SFAS 157 which requires enhanced disclosures of assets and liabilities carried at fair value. SFAS 157 established a hierarchical disclosure framework based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.  SFAS 157 defines the input levels as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.  The Company does not have any Level 3 financial assets or liabilities.

The following table presents the balances of financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2008.

	Level 1	Level 2	Level 3	Other Valuations	Total
Assets
Fixed Maturities, available for sale	7,570,939	194,693,662	-		202,264,601
Equity Securities, available for sale	24,485,452	6,967,660	-		31,453,112
Total recurring basis assets	32,056,391	201,661,322	-		233,717,713
Valued at cost, amortized cost or using the equity method				102,649,484	102,649,484
Total Financial Assets	$32,056,391	$201,661,322	$-	$102,649,484	$336,367,197

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns regarding the above information, please feel free to contact me.  My telephone number is (217) 241-6363 and my e-mail address is ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President